

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Hrant Isbeceryan
President and Director
Authentic Teas Inc.
Suite 1801-1 Yonge Street
Toronto, Ontario M5E 2A3
Canada

> **Re:** **Authentic Teas Inc.**
> **Registration Statement on Form S-1**
> **Filed June 17, 2011**
> **File No. 333-175003**

Dear Mr. Isbeceryan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the loose tea business on-line. We note that you have a limited operating history and revenues of approximately $4,657 since inception. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Our Business, page 3

2. Please revise to disclose under this heading the amount of accumulated losses to date.

3. We note your disclosure that "We require funds to enable us to address our minimal current and ongoing expenses." Please also quantify the amount of funding you will need to raise over the next 12 months to continue in business.

4. We note your disclosure that "there exists substantial doubt about our ability to continue as a going concern." Please also disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern.

The Offering, page 11

5. Please file the subscription agreement(s) used for the private placements referenced under this heading as an exhibit(s) to your registration statement. See Item 601(b) of Regulation S-K.

Plan of Distribution, page 16

6. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

Description of Securities, page 18

7. We note your disclosure here and on page 20 under "Corporate History" that you have 200,000,000 shares of authorized common stock. We further note that paragraph 3 of Schedule A to your Articles of Incorporation states that the aggregate number of shares authorized is 200,000,000, of which 100,000,000 shares are authorized as common stock and 100,000,000 shares are authorized as preferred stock. Please revise or advise.

Description of Business, page 20

8. Please revise this section to clarify and better describe the status of your current operations and your proposed business operations. Please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. For example, explain how much tea you need to sell to become profitable. In this regard, also describe your cost structure in enough detail so that investors can evaluate your business plan. Another example, we note that you have no employees and it appears all the officers have full time employment not involving your business. In light of this, please better explain how you are processing customer orders under these circumstances and describe your ability to meet new demand.

Target Market, page 22

9. We note your reference to the health benefits of tea. Please provide us with the basis of your statement or indicate that this is management's belief. If the information is based upon reports or articles please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Consumers and tea aficionados, page 23

10. We note statements that one-in-five Americans are LOHAS consumers and your description of LOHAS as being "generally well-educated, wealthier than average and are willing to pay a premium price for a product which reinforces their lifestyle values." Please provide support for these qualitative statements. In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

11. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement concerning the uncertainty of the economy of Armenia. Discuss whether you expect that uncertainty to continue. Please also discuss how you plan to prioritize the milestones disclosed on page 26 over the next twelve months if your revenues and liquidity are insufficient to fund both the expenses of this offering and these milestones and the impact any scaling back of these milestones would have on your revenues, income and liquidity. Further, please discuss in reasonable detail:

- Other economic or industry-wide factors relevant to your company,
- Other material opportunities and challenges you face, and
- Risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

12. Please note that section V of SEC Release No. 33-8350: Interpretation – Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations indicates that if companies have made material and significant accounting estimates or assumptions, management should provide disclosure about hose

critical accounting estimates or assumption in their MD&A. To the extent applicable, please revise your filing to disclose your critical accounting estimates.

Results of Operations, page 26

13. Please revise your filing to discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations. See Item 303(a)(3)(iv) of Regulation S-K.

Revenue and Costs of Sales, page 26

14. We note your disclosure that you generate revenues primarily from the sale of your tea products. Please tell us, and revise your disclosure as necessary to reflect, what non-primary sales streams you have generated revenues from.

15. We note your disclosure that a significant portion of your expenses were attributed to one-time legal fees. Please revise your filing to quantify that significant expense and disclose whether you anticipate similar significant expenses going forward that would indicate a material trend in your earnings and cash flow.

Liquidity and Capital Resources, page 27

16. We note your separate disclosures regarding the costs and expenses you anticipate incurring over the next 12 months to continue operations of $26,000 and $55,000, respectively, on pages 26 and 28. We also note your disclosure on page 45 regarding the $47,500 of estimated expenses associated with this offering. It is not clear what portion of the $26,000 or the $47,500 is currently reflected in the $55,000. Please reconcile these amounts and revise your disclosure to clarify for investors the total amount of cash requirements over the next 12 months to complete planned activities and fund cost and expenses for all of your operations and this offering. Please revise your disclosure throughout, as appropriate, consistent with this comment.

Product Research and Development, page 28

17. We note your disclosures that refer to "the twelve month period ending April 30, 2011." Please revise to change the date to April 30, 2012, if appropriate.

Consolidated Financial Statements, page 29

Notes to the Consolidated Financial Statements, page 34

Note 2 – Liquidity Risks and Management's Plans, page 34

18. We note your disclosure regarding management's plans to resolve the conditions regarding your ability to continue operations as a going concern. Please note that Section 607.02 of the Financial Reporting Codification requires appropriate and prominent disclosure of a company's financial difficulties along with all of its *viable plans* to overcome such difficulties when the filing contains an accountant's report that is qualified as a result of questions about an entity's continued existence. Please tell us if loans from officers and directors are among your *viable plans*. If so, please revise your disclosure as appropriate.

Note 3 – Summary of Significant Accounting Policies, page 34

19. Please disclose the Company's fiscal year-end date.

Revenue Recognition, page 36

20. We note your disclosure that one of the criteria for recognizing revenue is that delivery has occurred or services rendered. You also state that revenue is recognized upon shipment of products to customers. Please clarify your shipping terms and when title transfer to the customer for products shipped. Please revise your disclosure as necessary. See SAB Topic 13A 3. Delivery and Performance.

Directors and Executive Officers, page 38

Business Experience, page 38

21. Please revise the first sentence under this heading to reflect that you have more than one officer and director.

Involvement in Certain Legal Proceedings, page 39

22. We note that your disclosure under this heading does not track each event set forth in Item 401(f) of Regulation S-K. To the extent that you provide negative disclosure for some of the events set forth in Item 401(f) of Regulation S-K, please revise to provide negative disclosure for each event.

Executive Compensation, page 40

23. We note that the header to your summary compensation table reflects that it covers the period ended December 31, 2009, which is inconsistent with the disclosure preceding the table and in footnote (1) to the table. Please revise or advise.

Transaction with Related Persons, Promoters and Certain Control Persons and Corporate Governance, page 41

24. We note your disclosure that there have been no transactions with related persons since your inception in amount that exceeds the lesser of $120,000 or one percent of your total assets. However, we note that as of April 30, 2011 your total assets were $14,655 and your President lent you $10,500. Please revise or advise. Please also file this loan agreement as an exhibit to your registration statement. See Item 601(b) of Regulation S-K.

Undertakings, page 50

25. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your registration statement to include this undertaking.

Signatures

26. In the second set of signatures, the Form S-1 should be signed by the registrant's principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. In this regard, please revise the titles in the second set of signature blocks to include, as you do in the first set of signatures, the parenthetical references to your principal executive officer, principal financial officer and principal accounting officer.

Exhibit 5.1

27. Counsel states that it assumes no obligation to revise or supplement the opinion should the laws of the States of Nevada or the federal law of the United States be changed by legislative action, judicial decision or otherwise. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legal opinion must be dated and filed on the date of effectiveness of the registration statement. Otherwise, revise the opinion to eliminate this limitation.

28. Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act, rather than making such statement with respect to the rules and regulations of the Commission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3342 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine T. Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

James Allegretto
Senior Assistant Chief Accountant

cc: Cam McTavish, Esq.
        Clark Wilson LLP